                   MORGAN STANLEY TAX-EXEMPT SECURITIES TRUST
                           1221 Avenue of the Americas
                               New York, NY 10020

April 25, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention: Larry Greene, Division of Investment Management

RE:   MORGAN STANLEY TAX-EXEMPT SECURITIES TRUST
      (FILE NOS. 2-66268 AND 811-2979)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on
Form N-1A for Morgan Stanley Tax-Exempt Securities Trust (the "Fund") filed with the Securities and Exchange Commission on February 23, 2007. Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment number 32 to the Fund's registration statement on Form N-1A, which will be filed via EDGAR on or about April 25, 2007.

                  GENERAL COMMENTS TO FORM N-1A
                  -----------------------------

COMMENT 1. PLEASE FILE A RESPONSE LETTER TO THESE COMMENTS VIA EDGAR, INCLUDING
           THE "TANDY" PROVISION.

               Response 1. This response letter addressing the Staff's comments has been filed via EDGAR correspondence, including the "Tandy"
               provision, separate from the corresponding Post-Effective
               Amendment.

COMMENT 2. PLEASE INDICATE WHETHER THE FUND IS CURRENT WITH ITS 40-17G FILINGS.

               Response 2. The Fund is current with such filings.

                  COMMENTS TO THE PROSPECTUS
                  --------------------------

COMMENT 3. PLEASE CONFIRM WHETHER THE FUND'S ABILITY TO INVEST UP TO 20% OF ITS
           ASSETS IN TAXABLE MONEY MARKET INSTRUMENTS OR SECURITIES THAT PAY
           INTEREST INCOME SUBJECT TO THE "ALTERNATIVE MINIMUM TAX" IS A
           PRINCIPAL STRATEGY.

               Response 3. The Fund's ability to invest up to 20% of its assets in taxable money market instruments or securities that pay interest income subject to the "alternative minimum tax" is not a principal strategy of the Fund.

                                       1

COMMENT 4. PEASE CONFIRM THAT THE FUND WAS NOT REQUIRED TO RESTATE ITS FINANCIAL
           STATEMENTS IN CONNECTION WITH ITS INVESTMENTS IN INVERSE FLOATERS.

               Response 4. The Fund does not invest in the types of inverse floaters that were subject to restatement earlier this year.

COMMENT 5. IN THE "FUND MANAGEMENT" SECTION, IT STATES THAT "THE FUND IS MANAGED
           WITHIN THE MUNICIPAL FIXED INCOME TEAM" AND THEN LISTS THE CURRENT
           MEMBERS OF THE TEAM JOINTLY AND PRIMARILY RESPONSIBLE FOR THE
           DAY-TO-DAY MANAGEMENT OF THE FUND. THE DISCLOSURE THEN STATES THAT
           "MEMBERS OF THE PORTFOLIO MANAGEMENT TEAM ARE ACTIVELY ENGAGED IN ALL
           FACETS OF THE INVESTMENT DECISION-MAKING PROCESS." IT IS NOT CLEAR
           WHETHER THE FUND IS MANAGED BY OTHER MEMBERS OF THE TEAM NOT LISTED.
           PLEASE CLARIFY THIS DISCLOSURE.

               Response 5. The prospectus currently states that the Fund is managed within the Municipal Fixed Income team. Item 5(a)(2) of
               Form N-1A requires disclosure of the persons "primarily
               responsible for the day-to-day management of the Fund's portfolio
               ("portfolio manager")," and Item 15(a) requires certain
               disclosure regarding such persons' management of other accounts.
               The Fund is managed by a team of investment professionals. The team is comprised of persons who are "primarily responsible for the day-to-day management of the Fund's portfolio" (each such person is disclosed in the "Fund Management" section) and persons who are not.

                  COMMENTS TO THE SAI
                  -------------------

COMMENT 6. IN CONNECTION WITH THE FUND'S INVESTMENTS IN WHEN-ISSUED AND DELAYED
           DELIVERY SECURITIES AND FORWARD COMMITMENTS, PLEASE CONFIRM THAT
           THERE IS ADEQUATE DISCLOSURE REGARDING "SEGREGATING ASSETS."

               Response 6. The referenced disclosure is contained in the
               subsection entitled "When-Issued and Delayed Delivery Securities and Forward Commitments" in the SAI.

COMMENT 7. IN THE SECTION TITLED "DESCRIPTION OF THE FUND AND ITS INVESTMENTS
           AND RISKS - LOANS OF PORTFOLIO SECURITIES," CONFIRM WHETHER THE FUND
           USES AN AFFILIATED SECURITIES LENDING AGENT.

               Response 7. The Fund does not use an affiliated securities lending agent.

                                       2

COMMENT 8. WITH REGARD TO NON-FUNDAMENTAL INVESTMENT RESTRICTION NUMBER 2, ADD
           APPROPRIATE DISCLOSURE TO THE FEE TABLE IN THE PROSPECTUS IF THE FUND
           INVESTED IN OTHER INVESTMENT COMPANIES DURING THE LAST FISCAL YEAR.

               Response 8. The Fund did not invest in other investment companies during the prior fiscal year; therefore, no edits will be made to the fee table.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

     o   the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

     o   the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the
         Commission from taking any action with respect to the filings; and

     o   the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-6641. Thank you.

Sincerely,

/s/ Sheri L. Schreck

Sheri L. Schreck

                                       3